Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary	Jurisdiction of Incorporation or Organization
LV Peninsula Holding LLC	Texas
JDI Cumberland Inlet, LLC (1)	Georgia
Majestic World Holdings LLC (2)	Wyoming
Norman Berry II Owners, LLC (3)	Georgia
Sugar Phase I, LLC (4)	Texas
Hacienda Olivia Phase II LLC (5)	Texas
Hacienda Olivia Phase III LLC (5)	Texas
Hacienda Olivia Phase IV LLC (5)	Texas
Myvonia Innovations LLC	Delaware

(1)	10% owned by Safe and Green Development Corporation

(2)	87.3% owned by Safe and Green Development Corporation as of December 31, 2024. The remaining 12.7% will be transferred to Safe and Green Development Corporation in equal installments of 6.35% each on the first day of each of the five quarterly periods following such date.

(3)	50% owned by Safe and Green Development Corporation

(4)	18.5% owned by Safe and Green Development Corporation

(5)	60% owned by Safe and Green Development Corporation